SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated December 14, 2023.

Buenos Aires, December 14th, 2023

Gentlemen

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO S.A. (“MAE”)

Maipu 1210

City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

City of Buenos Aires

Present

Ref: Changes in the Board of Directors, Supervisory Committee and in the composition of YPF S.A.’s First Level Senior Management Structure.

Call for an Extraordinary General Meeting.

Our highest consideration:

We are hereby writing to you in compliance with the requirements of the rules of the Argentine Securities Commission and the corresponding rules of ByMA and MAE.

In this regard, it is hereby informed that the Board of Directors, at its meeting held on December 14, 2023 accepted the resignations from Messrs. Pablo Gerardo González, Pablo Aníbal Iuliano, María del Carmen Alarcón, Celso Alejandro Jaque, Norberto Alfredo Bruno and Ignacio Perincioli, as regular Directors for Class D shares, as well as from Messrs. Guillermo Rafael Pons, Adrián Felipe Peres and Silvina del Valle Córdoba, as Alternate Directors for Class D, for strictly personal reasons. Likewise, the Board of Directors accepted the resignations from Mr. José Ignacio de Mendiguren to his position as Regular Director for Class A shares, and from Mr. Gabriel Martin Vienni as Alternate Director for Class A shares, both for strictly personal reasons.

Pursuant to Article 258 of the Argentine General Corporations Law 19,550 and Article 13 of the Bylaws -Vacancies-, the member of the Supervisory Committee for Class A appointed Mr. Nicolas José Posse as Regular Director for Class A shares and Mr. Guillermo Alberto Francos as Alternate Director for Class A

shares due to the vacancies that occurred, with a mandate until the election of new directors by the Shareholders’ Meeting.

On the other hand, the Supervisory Committee for Class D shares appointed Messrs. Horacio Daniel Marin, Mario Eduardo Vázquez, José Rolandi, Carlos Manuel Bastos, Omar Gutiérrez and Emiliano Mongilardi as Regular Directors for Class D shares, and Messrs. Omar Gutiérrez, Ms. Carla Antonela Matarese as Alternate Director for Class D shares in replacement of Mr. Emiliano José Mongilardi, Mr. Hugo Rodríguez as Alternate Director for Class D shares in replacement of Mr. Horacio Forchiassin, and Mr. Mauricio Martin as Alternate Director for Class D shares, all of them with a mandate until the election of new directors by the Shareholders’ Meeting.

Additionally, it was informed that Mr. Horacio Kunstler resigned as member of the Supervisory Committee for Class A shares, for strictly personal reasons and, as resolved by the Shareholders’ Meeting of April 28, 2023, Mr. Enrique Alfredo Fila will replace him until the election of new members by the Shareholders’ Meeting.

Mr. Horacio Daniel Marin was appointed Chairman of the Board and Chief Executive Officer (CEO) of the Company, the latter conditioned to the approval by the Shareholders’ Meeting of the amendment to the Company’s Bylaws that enables this possibility. Until such time, the corresponding role of the CEO will be temporarily exercised by the Executive Vice Presidencies of Upstream, Downstream and Gas and Power.

The Board of Directors of the Company resolved to call a General Extraordinary Shareholders’ Meeting to be held on Friday, January 26, 2024 at 11:00 a.m. at the Company’s headquarters located at Macacha Güemes 515, Autonomous City of Buenos Aires; in order to consider the amendment of Articles 18, paragraph c) and 19, paragraph vi) of the Company’s Bylaws.

The Board of Directors approved the following in the First Level Senior Management organizational structure of YPF S.A. reporting to the Chief Executive Officer (CEO):

I.	Chief Financial Officer, Mr. Federico Barroetaveña.

II.	Upstream Executive Vice-Presidency, headed by Matías Farina.

III.	Gas and Power Executive Vice-Presidency, headed by Santiago Martínez Tanoira.

IV.	Downstream Executive Vice-Presidency, headed by Mauricio Martin.

V.	Strategy, New Businesses and Controlling Vice-Presidency, headed by Maximiliano Westen.

VI.	Supply Chain and Services Vice-Presidency, headed by Walter Actis.

VII.	Infrastructure Vice-Presidency, headed by Gustavo Gallino.

VIII.	Quality, Environment and Safety Vice-Presidency, headed by Guillermo Pitrelli.

IX.	Technology Vice-Presidency, headed by Alejandro Wyss.

X.	Legal Affairs Vice-Presidency, headed by Germán Fernández Lahore.

XI.	Corporate Affairs, Communication and Marketing Vice-Presidency, headed by Guillermo Garat.

XII.	Public Affairs Vice-Presidency, headed by Lisandro Deleonardis.

XIII.	People and Culture Vice-Presidency, headed by Florencia Tiscornia.

XIV.	Labor Relations Vice-Presidency, headed by Marcelo Aldeco.

Sincerely yours,

Margarita Chun

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 14, 2023	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer